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                         March 15, 2021

       Schond L. Greenway
       Chief Financial Officer
       Cerecor Inc.
       540 Gaither Road, Suite 400
       Rockville, Maryland 20850

                                                        Re: Cerecor Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 8, 2021
                                                            File No. 333-254000

       Dear Mr. Greenway:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Brian Katz, Esq.